Exhibit (a)(5)

  WINDY CITY INVESTMENTS, LLC ANNOUNCES THE COMPLETION OF ITS TENDER OFFER
               FOR UNITS IN WESTIN HOTELS LIMITED PARTNERSHIP

     New York, New York, August 5, 2003 -- Windy City Investments, LLC ("Windy City") announced today that its tender offer (the "Offer") to purchase up to 20,340 units of limited partnership interests ("Units") in Westin Hotels Limited Partnership expired, as scheduled, at 5:00 p.m., New York time, on Monday, August 4, 2003. Windy City accepted for payment in accordance with the terms of its Offer all Units validly tendered and not withdrawn prior to the expiration of the Offer.

     Based upon a preliminary count, as of 5:00 p.m., New York time, on Monday, August 4, 2003, approximately 3,076 Units (or 2.27% of the total number of outstanding Units) were validly tendered and not withdrawn. Upon payment for these Units in accordance with the terms of the Offer, Windy City, together with its affiliates, will beneficially own approximately 5.33% of the total number of outstanding Units. Payment for Units validly tendered and not withdrawn, together with interest as provided in the Offer, is expected to be made after September 30, 2003 (the last business day of the third calendar quarter of 2003) in accordance with the terms of the Offer.

     The Offer was made pursuant to an Offer to Purchase, dated as of July 7, 2003, as amended on July 21, 2003 and July 29, 2003, and the related Agreement of Assignment and Transfer and accompanying documents, each of which more fully sets forth the terms of the Offer.

     Windy City is wholly owned by Madison Windy City Investments, LLC ("MWCI"). MWCI is controlled by its managing member, Madison Investment Partners 20, LLC, which is wholly owned by Madison Capital Group, LLC ("Madison"). Madison is a privately held investment management firm.

     Questions and requests for assistance or additional copies of the tender offer materials may be directed to Windy City Investments, LLC, 4220 Shawnee Mission Parkway, Suite 404B, Fairway, KS 66205, at telephone number 1-800-896-8914.

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     THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO PURCHASE OR A
SOLICITATION OF ACCEPTANCE OF THE TENDER OFFER, WHICH MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE AND RELATED AGREEMENT OF ASSIGNMENT AND TRANSFER.